

Mail Stop: 3628

August 25, 2017

Via E-mail
Glenn P. Barba
Vice President and Chief Accounting Officer
Consumers Energy Company
One Energy Plaza
Jackson, MI 49201

   Re: **Consumers 2014 Securitization Funding LLC**
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed March 9, 2017
      File No. 333-195654-01

Dear Mr. Barba:

  We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Exhibits 33.1 and 33.2

1. With respect to the reports on assessment of compliance with applicable servicing criteria attached as Exhibits 33.1 and 33.2, we note that none of the servicing participants identified by the registrant has taken responsibility for assessing compliance with the servicing criterion specified in Item 1122(d)(1)(v), which requires that "[a]ggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information." Please advise why no servicing party took responsibility for the aggregation of information.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks at 202-551-7146 or me at 202-551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Catherine M. Reynolds, Senior Vice President and General Counsel